2015 full year results

Rio Tinto delivers underlying earnings of $4.5 billion and maintains 2015 full year dividend at 215 US cents per share

11 February 2016

Rio Tinto chief executive Sam Walsh said “Against a highly challenging environment, Rio Tinto delivered a strong performance in 2015 with underlying earnings of $4.5 billion. We continued to take decisive action to preserve cash through further cost reductions, lower capital expenditure and the release of working capital. This focus on cash resulted in operating cash flows of $9.4 billion.

“At the same time, we have significantly strengthened our balance sheet and finished 2015 with net debt of $13.8 billion, which is $700 million better than the $14.5 billion pro-forma position at the end of 2014.

“The continued deterioration in the macro environment has generated widespread market uncertainty. We are embarking on a new round of pro-active measures to cut our operating costs by a further $1 billion in 2016 followed by an additional goal of $1 billion in 2017. We are also reducing our capital expenditure to $4 billion in 2016 and $5 billion in 2017, an overall reduction of $3 billion compared with our previous guidance.

“These significant actions provide us with the confidence that we remain robustly positioned to maintain both balance sheet strength and deliver shareholder returns through the cycle.”

Rio Tinto chairman Jan du Plessis said “The board has announced today a final dividend of 107.5 US cents per share, bringing the 2015 full year dividend to 215 US cents per share, in line with 2014.

“Over the past five years we have returned more than $25 billion to our shareholders, underlining our commitment to shareholder returns. However, with the continuing uncertain market outlook, the board believes that maintaining the current progressive dividend policy would constrain the business and act against shareholders’ long-term interests. We are therefore replacing the progressive dividend policy with a more flexible approach that will allow the distribution of returns to reflect better the company’s position and outlook. For 2016, we intend that the full year dividend will not be less than 110 US cents per share.”

Year to 31 December	2015	2014	Change
Underlying earnings[1] (US$ millions)	4,540	9,305	-51%
Net (loss) / earnings[1] (US$ millions)	(866)	6,527	n/a
Net cash generated from operating activities (US$ millions)	9,383	14,286	-34%
Capital expenditure[2] (US$ millions)	4,685	8,162	-43%
Underlying earnings per share (US cents)	248.8	503.4	-51%
Basic (loss) / earnings per share (US cents)	(47.5)	353.1	n/a
Ordinary dividends per share (US cents)	215.0	215.0	-

At 31 December	2015	2014	Change
Net debt[3] (US$ millions)	13,783	12,495	+10%
Gearing ratio[4]	24%	19%	+5%

The financial results are prepared in accordance with IFRS and are unaudited. To allow production numbers to be compared on a like-for-like basis, production from asset divestments completed in 2014 have been excluded from Rio Tinto share of production data but assets sold in 2015 remain in the comparative.

1Underlying earnings is a key financial performance indicator which management uses internally to assess performance. It is presented here to provide greater understanding of the underlying business performance of the Group’s operations. Net and underlying (loss) / earnings relate to (loss) / profit attributable to the owners of Rio Tinto. Underlying earnings is defined and reconciled to net (loss) / earnings on page 44.

2Capital expenditure is presented gross, before taking into account any disposals of property, plant and equipment.

3Net debt is defined and reconciled to the balance sheet on page 38.

4Gearing ratio is defined as net debt divided by the sum of net debt and total equity at each period end.

2015 results demonstrate decisive early actions taken with focus on cash

Revenues and earnings
–	Consolidated sales revenues of $34.8 billion, $12.8 billion lower than last year, reflecting a $13.1 billion reduction from the sharp decline in commodity prices.
–	EBITDA[1] margin of 34 per cent, compared with 39 per cent in 2014.
–

Underlying earnings of $4.5 billion, $4.8 billion lower than 2014, with cash cost improvements, higher volumes, lower energy costs, positive currency and other movements (totalling $2.9 billion) partly offsetting the $7.7 billion (post-tax) impact of lower prices.

–	Underlying earnings per share of 248.8 US cents compared with 503.4 US cents in 2014.
–

Net loss of $0.9 billion reflecting non-cash exchange rate and derivative losses of $3.3 billion and impairment charges of $1.8 billion. The impairments mainly related to the Simandou iron ore project, Energy Resources of Australia (ERA) and the Roughrider uranium project. In addition, the Group recognised legacy remediation costs of $0.2 billion and general restructuring and headcount reduction costs of $0.3 billion.

Production
–	Delivered strong operational performances in iron ore, bauxite, hard coking coal and aluminium.

Cash flow and balance sheet
–

Achieved $1.3 billion of sustainable operating cash cost improvements[2] (including exploration and evaluation savings) in 2015, 35 per cent over target, bringing the total to $6.2 billion compared with the 2012 base.

–	Generated net cash from operating activities of $9.4 billion in 2015, as lower taxes paid and further improvements in working capital partly offset the impact of lower prices.
–	Tight management of working capital generated a further $1.5 billion cash inflow in 2015, aided by lower commodity prices, and were in addition to the $1.5 billion inflow in 2014.
–	Reduced capital expenditure by $3.5 billion to $4.7 billion, including $2.1 billion of sustaining capex, benefitting from the completion of major projects and continued capital discipline.
–	Announced $0.8 billion of agreed coal divestments in 2015 and 2016, which are expected to complete in the first half of 2016.
–

Maintained a strong balance sheet with net debt of $13.8 billion and gearing of 24 per cent, in the lower half of the targeted range. Free cash flow[3] of $0.7 billion partly funded the $2.0 billion share buy-back.

Capital returns in 2015
–

Returned $6.1 billion to shareholders in 2015 including the 2014 final dividend of $2.2 billion, the 2015 interim dividend of $1.9 billion and $2.0 billion of share buy-backs, comprising $0.4 billion off-market in Rio Tinto Limited and $1.6 billion on-market in Rio Tinto plc.

–	Maintained 2015 full year dividend at 215 US cents per share.

Revised dividend policy

In light of the significant deterioration in the macro-economic environment and the resultant market uncertainty, the board believes that it is no longer appropriate to maintain the progressive dividend policy.

The policy has been revised as follows:

At the end of each financial period, the board will determine an appropriate total level of ordinary dividend per share, taking into account the results for the financial year, the outlook for our major commodities, the board’s view of the long-term growth prospects of the business and the Company’s objective of maintaining a strong balance sheet. The intention is that the balance between the interim and final dividend is weighted to the final dividend.

The board expects total cash returns to shareholders over the longer term to be in a range of 40 to 60 per cent of underlying earnings in aggregate through the cycle.

The board is committed to maintaining an appropriate balance between cash returns to shareholders and investment in the business, with the intention of maximising shareholder value.

Acknowledging the cyclical nature of the industry, in periods of strong earnings and cash generation, it is the board’s intention to supplement the ordinary dividends with additional returns to shareholders.

For 2016 only, in transition to the new policy, the intention of the board is that the total full year dividend will be not less than 110 US cents per share, equivalent to $2 billion.

Guidance

–      Further pre-emptive actions to be taken to maintain balance sheet strength.

  Operating cash cost improvements (including exploration and evaluation savings) of $1 billion (pre-tax) expected in 2016 and an additional goal of $1 billion (pre-tax) in 2017.

  Capital expenditure expected to be around $4.0 billion in 2016 (previously expected to be $5.0 billion), around $5.0 billion in 2017 (previously expected to be $7.0 billion) and around $5.5 billion in 2018. Each year includes around $2.0 billion of sustaining capex.

  Continuing to target 20 to 30 per cent gearing ratio through the cycle.

  Underlying effective tax rate of approximately 27 to 30 per cent expected in 2016.

  Production guidance is unchanged from the Fourth Quarter Operations Review.

1 EBITDA margin is defined as Group underlying EBITDA divided by Product Group total revenues as per the Financial Information by Business Unit on page 11 where it is reconciled to profit on ordinary activities before finance items and taxation.

2 Operating cash cost improvements represent the difference between the current and prior year full cash cost of sales per unit based on the prior year volume sold.

3 Free cash flow is defined as Net cash generated from operating activities less Cash used in investing activities.

Underlying EBITDA and underlying earnings by product group

	2015 US$m	2014[2] US$m	Change US$m	Change %
Underlying EBITDA[1]
Iron Ore	7,872	14,244	(6,372)	-45%
Aluminium	2,742	2,930	(188)	-6%
Copper & Coal	1,968	2,682	(714)	-27%
Diamonds & Minerals	833	1,045	(212)	-20%
Other operations/other items/exploration	(794)	(1,236)	442	+36%
	12,621	19,665	(7,044)	-36%

Underlying earnings
Iron Ore	3,952	8,107	(4,155)	-51%
Aluminium	1,118	1,248	(130)	-10%
Copper & Coal	274	831	(557)	-67%
Diamonds & Minerals	189	269	(80)	-30%
Other operations/other items/exploration/interest	(993)	(1,150)	157	+14%
	4,540	9,305	(4,765)	-51%

1Underlying EBITDA excludes the same items that are excluded in arriving at underlying earnings. See page 44 for further detail and a reconciliation to profit on ordinary activities before finance items and tax.

22014 numbers have been restated to reflect the new product group structure.

Economy and commodities

Global economy

The global macro-economic environment presented significant challenges to the mining industry in 2015. Growth in developed economies solidified last year, in particular in Europe, but the overall pace of growth remained moderate and insufficient to spur global trade. China continued to transition toward its ‘New-Normal’ but the overhang from the 2009 stimulus is weighing heavily on near-term growth. In turn, weak global trade and commodity prices created strong headwinds for emerging economies.

China’s GDP growth slowed moderately to just below seven per cent in 2015. Its equity market correction added to short-term volatility and resulted in concerns of financial markets impacting commodity trading. Consumption continued to support the economy but investment and exports were significant drags on growth. In particular, the deterioration in China’s construction and industrial sectors has been negative for commodity demand. Early signs of stabilisation in these sectors started to appear during the second half of 2015, albeit from a weak base. Policy measures introduced by the Chinese government supported a pick-up in housing sales but inventories remain elevated, delaying a commensurate increase in construction activity. China’s high debt levels are expected to constrain the central government’s ability to broaden its stimulus policies, limiting the scope for a meaningful investment boost in 2016.

In the US, the Federal Reserve raised its policy rates in December for the first time since the financial crisis. This was initially interpreted positively by financial markets as a sign that the US economy continued to strengthen. Consumers were the main engine of growth in 2015, benefitting from improvements in the labour market. However, the growth momentum was dampened by a manufacturing sector struggling with a stronger US dollar. In contrast, Europe benefited from a weaker Euro and, while growth remains modest, 2015 saw by far the most solid performance in the Eurozone since 2011. This allowed the Greek crisis, which unfolded throughout the year, to remain relatively well-contained.

Commodities

This weaker Chinese demand led to a further deepening of the cyclical downturn in most commodity markets in 2015. The iron ore price dipped below $40 per dry metric tonne (CFR) towards the end of the year, representing an 80 per cent fall from the peak of the market in 2011. Given its exposure to property and investment trends, domestic finished steel consumption in China fell by between four and five per cent. China’s iron ore requirement proved more stable due to a combination of record steel exports and a declining share in scrap use. Nevertheless, this was far from sufficient to absorb the growth in low-cost seaborne supplies. Price pressures led to about 130 million tonnes in high-cost production cuts from China and non-traditional seaborne suppliers, in addition to the 125 million tonnes of exits in 2014.

Prices for several other commodities, such as aluminium, thermal and metallurgical coals, are at levels preceding the China boom or only seen briefly in the depth of the Global Financial Crisis. In each of these cases, strong Chinese supply and slow curtailments have exacerbated global market imbalances. As a result, prices are cutting deep into global cost curves, despite significant reductions in costs, weaker currencies and lower energy input prices. Revenues for aluminium producers also suffered from a rapid fall in regional market premia during 2015.

Bauxite and copper have not experienced prices cutting as deeply into their respective global cost curves, although downward pressures have gradually been building. Malaysian supplies have replaced Indonesia as the main source of bauxite imports into China, resulting in stockpiles built up ahead of the Indonesian ban not being drawn down as expected. Nevertheless, with further additions of alumina refining capacity in China’s coastal province of Shandong, demand for imported bauxite remained strong.

In the copper market, a combination of mine disruptions, mine shutdowns and project deferrals dampened the ramp-up in new supply. Reported copper inventories drifted down through the second half of 2015 and remained at levels representative of a balanced market. This was not sufficient to stop a gradual erosion in price, with expectations of continued supply growth from expansions reaching their commissioning phase late in the year.

The absorption of excess titanium dioxide pigment and feedstocks inventories has been a long-drawn process since 2012. This continued into 2015 with producers of high-grade feedstocks curtailing more capacity.

Conclusions

The slowdown in emerging markets limited global growth to around 3 per cent in 2015. The impact on commodity demand was much stronger, led by a further deterioration in key metals-intensive sectors in China. In response, high-cost marginal supply is seen exiting across most markets. This is a slow process.  Without a turnaround in demand it is difficult to see these supply withdrawals having strong positive price impacts in the short term.

The macro-economic consensus points to a moderate improvement in global growth in 2016, but volatility in financial and oil markets is a strong sign that macroeconomic risks abound, with geopolitical concerns also not far in the background. Longer term, demand prospects remain positive and we expect this will support a recovery from the current cyclical low phase.

Net earnings and underlying earnings

In order to provide additional insight into the performance of its business, Rio Tinto reports underlying earnings. The differences between underlying earnings and net earnings are set out in the following table (all numbers are after tax and exclude non-controlling interests).

Year ended 31 December	2015 US$m	2014 US$m
Underlying earnings	4,540	9,305
Items excluded from underlying earnings
Impairment charges net of reversals	(1,802)	(138)
Net gains/(loss) on consolidation and disposal of interests in businesses	48	(349)
Exchange losses on US dollar net debt and intragroup balances	(3,282)	(1,850)
Restructuring costs including global headcount reduction	(258)	(82)
Increased closure provision for legacy operations	(233)	-
Recognition of deferred tax assets relating to planned divestments	234	-
Write-off of deferred tax asset following MRRT repeal	-	(362)
Gain on disposal of the Group’s St James’s Square properties	-	356
Other excluded items	(113)	(353)
Net (loss) / earnings	(866)	6,527

Explanation of excluded items is given on page 8. A detailed reconciliation from underlying earnings to net loss / earnings, which includes pre-tax amounts plus additional explanatory notes, is given on page 44.

Commentary on the Group financial results

The principal factors explaining the movements in underlying and net earnings are set out in the table below (all numbers are after tax and non-controlling interests).

	Underlying earnings US$m	Net earnings US$m
2014	9,305	6,527
Prices	(7,695)
Exchange rates	2,007
Volumes	132
General inflation	(185)
Energy	359
Lower cash costs (pre-tax $1,136 million)	833
Lower exploration and evaluation costs	120
Tax / non-cash / interest / other	(336)
Total changes in underlying earnings	(4,765)	(4,765)
Increase in net impairment charges		(1,664)
Movement in gains and loss on consolidation and disposal of interests in businesses		397
Movement in exchange differences and gains/loss on debt		(1,432)
Increased restructuring costs including global headcount reduction		(176)
Increased closure provision for legacy operations		(233)
Movement in deferred tax asset		596
Other movements		(116)
2015	4,540	(866)

Prices

The effect of price movements on all major commodities in 2015 was to decrease underlying earnings by $7,695 million compared with 2014. A table of prices and exchange rates is included on page 44.

The Platts price for 62 per cent iron Pilbara fines was 43 per cent lower on average compared with 2014 while hard coking coal benchmark prices were 19 per cent lower and thermal coal spot prices averaged 16 per cent lower. Average copper and gold prices were down 20 and eight per cent respectively, while LME aluminium prices averaged 11 per cent lower.

Exchange rates

Compared with 2014, the US dollar, on average, strengthened by 14 per cent against the Canadian dollar and by 17 per cent against both the Australian dollar and the South African rand. The effect of all currency movements was to increase underlying earnings relative to 2014 by $2,007 million.

Volumes

Volumes improved earnings by $132 million compared with 2014. Increased volumes were achieved primarily in iron ore, following the increase in capacity at the Pilbara ports and mines, and in bauxite, from record production at Weipa and the ramp-up at Gove. These offset volume declines in copper, mainly at Kennecott where the focus on de-weighting and de-watering the east wall of Bingham Canyon continued, and in titanium dioxide feedstocks, where production was aligned with market demand.

Energy

Lower input energy prices during the period improved underlying earnings by $359 million compared with 2014 mainly related to oil, where the price fell approximately 50 per cent year on year to an average $52 per barrel during 2015.

Cash costs, exploration and evaluation

Rio Tinto made further strong progress on its cost reduction programme and has now achieved $6.2 billion pre-tax ($4.3 billion post-tax) in total operating cash cost improvements and reductions in exploration and evaluation expenditure compared with the 2012 base.

In 2015, the Group realised $1.3 billion pre-tax ($1.0 billion post tax) in operating cash cost savings and reductions in exploration and evaluation expenditure. This was in addition to the $4.8 billion pre-tax ($3.3 billion post-tax) achieved in 2013 and 2014.

The Group continued to refine its exploration and evaluation expenditure, building on the savings achieved in 2014 whilst progressing the highest priority projects. In 2015, approximately six per cent of this expenditure was incurred by Iron Ore, two per cent by Aluminium, 38 per cent by Copper & Coal, 23 per cent by Diamonds & Minerals and the remainder by central exploration on greenfield programmes.

Tax / non-cash / interest / other

The 2015 effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 27 per cent compared with 28 per cent in 2014. The decreased rate was attributable to the absence of the Australian Minerals Resource Rent Tax (MRRT) which was repealed in the second half of 2014. The Group expects an underlying effective tax rate of approximately 27 to 30 per cent in 2016.

The Group interest charge (net of tax) of $389 million increased by $228 million compared with 2014, following completion of some major capital projects in the first half of 2015. Interest is capitalised during the construction period. In 2015, $254 million of interest was capitalised, compared with $470 million in 2014.

Items excluded from underlying earnings

Total impairment charges of $1,802 million (post-tax) were recognised in 2015. The Simandou project partners are currently finalising an integrated Bankable Feasibility Study (BFS) for the mine, port and infrastructure elements of the project, which is scheduled to be submitted to the Government of Guinea in May 2016. Given the uncertainties associated with funding the infrastructure, coupled with the volatility of the current and near-term outlook for commodity prices, the Group has undertaken a review of the carrying value of the asset and determined a non-cash impairment charge of $1,118 million (net of non-controlling interests and tax). Rio Tinto is finalising the integrated BFS and will maintain a dialogue with potential infrastructure investors, in order to preserve the potential of this world-class ore body.

On 11 June 2015, Rio Tinto announced that it supported ERA’s decision not to progress any further study or development of Ranger 3 Deeps, due to the project’s economic challenges and, as indicated at the time of the announcement, has recognised a non-cash impairment of $262 million (net of non-controlling interests and tax) relating to its shareholding in ERA.

In late 2015, Rio Tinto completed an Order of Magnitude study on the Roughrider uranium project in Canada. This led to the Group recognising a post-tax impairment charge of $199 million relating to goodwill and intangible assets.

A post-tax charge of $233 million has been recognised for the remediation of legacy properties, including the Holden mine in Washington State.

During 2015, the Group incurred $258 million (post-tax) of restructuring costs associated with its ongoing costs reduction programme.

Non-cash exchange and derivative losses of $3,282 million (post-tax) arose primarily on US dollar debt in non-US dollar functional currency Group companies, intragroup balances, and on the revaluation of certain derivatives which do not qualify for hedge accounting. The exchange losses are largely offset by currency translation gains recognised in equity and the quantum of US dollar debt, which will be repaid from US dollar sales receipts and US dollar divestment proceeds, is therefore largely unaffected.

In 2014, net impairment charges of $138 million (post-tax) were recognised, including an $800 million (post-tax) impairment of the Kitimat assets and a $1,049 million (post-tax) impairment reversal of some of the Pacific Aluminium businesses.

Other excluded items in 2014 included net losses on disposal of interests in businesses of $349 million (post-tax), which mainly arose from the sale of the Group’s interests in Rio Tinto Coal Mozambique, and the $362 million (post-tax) write-off of a net deferred tax asset, following the repeal of MRRT.

Cash flow

Net cash generated from operating activities of $9.4 billion was 34 per cent lower than 2014, mainly reflecting the impact of lower prices, partially offset by cash cost improvements, stable current working capital movements and lower tax payments in line with lower profits. Operating cash flows more than covered the $2.1 billion of sustaining capital expenditure and dividends of $4.1 billion, leaving $3.2 billion which was invested in growth capital and partly funded the share buy-back programme.

Total working capital cash inflows of $1.5 billion in 2015 arose from continued efforts to reduce inventories and receivables, which were partly offset by a reduction in payables, mostly from actions taken to reduce capital and operating expenditures during the year. In balance sheet terms, working capital decreased by $1.1 billion reflecting the impact of non-cash working capital and exchange rate movements.

Purchases of property, plant and equipment and intangible assets declined by $3.5 billion or 43 per cent to $4.7 billion in 2015. Major capital projects included the completion of the expansion of the Pilbara iron ore infrastructure and the modernisation and expansion of the Kitimat aluminium smelter in British Columbia, where first metal was poured in June 2015.

Dividends paid in 2015 of $4.1 billion reflected the increase in the final 2014 dividend paid in April 2015 and the 2015 interim dividend paid in September 2015. Share repurchases totalled $2.0 billion in 2015.

In 2014, net proceeds from the disposal of subsidiaries, joint ventures and associates of $0.9 billion reflected the sale of the Group’s interests in the Clermont thermal coal mine, while proceeds from the issue of equity to holders of non-controlling interests of $1.3 billion mainly related to the Turquoise Hill Resources rights offering.

Balance sheet

Net debt (see page 38) increased from $12.5 billion at 31 December 2014 to $13.8 billion at 31 December 2015, with free cash flow partly funding the $2.0 billion share buy-back. Net debt to total capital (gearing ratio) was 24 per cent at 31 December 2015 (31 December 2014: 19 per cent) and interest cover was seven times, down from 13 times coverage in 2014. Much of the increase in the gearing ratio was driven by the $10.5 billion decline in shareholders’ equity from 31 December 2014 to 31 December 2015, mainly attributable to weaker Australian and Canadian currencies along with the share buy-back and dividend payments.

Adjusted total borrowings at 31 December 2015 were $23.1 billion. The weighted average cost of total borrowings was approximately 3.5 per cent and the weighted average maturity was around eight years. The maximum amount, within non-current borrowings, maturing in any one calendar year was $3.3 billion, which matures in 2018. At 31 December 2015, approximately half of Rio Tinto’s total borrowings were at fixed interest rates.

In 2015, the Group repaid $3.5 billion of borrowings. Cash and cash equivalents at 31 December 2015 were $9.4 billion (31 December 2014: $12.4 billion).

Loss for the year

Net earnings and underlying earnings, which are the focus of the commentary in this report, refer to amounts attributable to the owners of Rio Tinto. The net loss attributable to the owners of Rio Tinto in 2015 totalled $866 million (2014: profit of $6,527 million). The Group recorded a loss in 2015 of $1,719 million (2014: profit of $6,499 million) of which a loss of $853 million (2014: loss of $28 million) was attributable to non-controlling interests.

Dividends

Reflecting the strength of the Group’s financial results in 2015 and the sound balance sheet, the board is declaring a full year dividend of 215 US cents per share, in line with 2014.

Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on 9 February 2016 (the latest practicable date prior to the declaration of the dividend).

Ordinary dividend per share	2015	2014
Rio Tinto Group
Interim (US cents)	107.50	96.00
Final (US cents)	107.50	119.00
Total dividend (US cents)	215.00	215.00
Rio Tinto plc
Interim (UK pence)	68.92	56.90
Final (UK pence)	74.21	77.98
Total dividend (UK pence)	143.13	134.88
Rio Tinto Limited
Interim (Australian cents)	144.91	103.09
Final (Australian cents)	151.89	152.98
Total dividend (Australian cents)	296.80	256.07

Rio Tinto Limited shareholders will be paid dividends which are fully franked. The board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the foreseeable future.

Dividends will be paid on 7 April 2016 to holders of ordinary shares and ADRs on the register at the close of business on 26 February 2016. The ex-dividend date for Rio Tinto Limited and Rio Tinto plc ADR holders will be 24 February 2016 and the ex-dividend date for Rio Tinto plc shareholders will be 25 February 2016.

Rio Tinto plc shareholders may elect to receive their dividend in Australian dollars, and Rio Tinto Limited shareholders may elect to receive their dividend in pounds sterling. Currency conversions will be determined by reference to the exchange rates applicable to pounds sterling and Australian dollars five business days prior to the dividend payment date. Currency elections must be registered by 15 March 2016 for Rio Tinto plc and Rio Tinto Limited shareholders.

ADR holders receive dividends in US dollars, which will be converted from pounds sterling by reference to the exchange rate applicable on 31 March 2016. This is likely to differ from the US dollar determining rate due to currency fluctuations.

As usual, Rio Tinto will operate its Dividend Reinvestment Plans, details of which can be obtained from the Rio Tinto website (www.riotinto.com). The last date for receipt of the election notice for the Dividend Reinvestment Plans for Rio Tinto plc and Rio Tinto Limited shareholders is 15 March 2016. Purchases under the Dividend Reinvestment Plan are made on or as soon as practicable after the dividend payment date and at prevailing market prices. There is no discount available.

Rio Tinto financial information by business unit

	Rio Tinto interest %	Gross revenue (a)		EBITDA (b)		Net earnings (c)
		for the year ended 31 December		for the year ended 31 December		for the year ended 31 December
		2015 US$m	2014 US$m	2015 US$m	2014 US$m	2015 US$m	2014 US$m
Iron Ore
Pilbara	(d)	13,886	21,482	7,730	13,701	4,013	7,956
Iron Ore Company of Canada	58.7	1,353	1,696	197	516	12	144
Product group operations		15,239	23,178	7,927	14,217	4,025	8,100
Evaluation projects/other		66	103	(55)	27	(73)	7
		15,305	23,281	7,872	14,244	3,952	8,107
Aluminium	(e)
Bauxite		2,057	1,956	937	752	542	429
Alumina		2,145	2,158	(47)	(54)	(187)	(209)
Intersegment		(849)	(834)	-		-
Bauxite & Alumina		3,353	3,280	890	698	355	220
Primary Metal		4,931	5,867	1,245	1,604	446	629
Pacific Aluminium		2,254	2,483	408	524	147	291
Intersegment & Other		(1,876)	(2,087)	132	(43)	92	(6)
Integrated Operations		8,662	9,543	2,675	2,783	1,040	1,134
Other Product Group Items		1,374	2,373	(76)	36	(50)	26
Product group operations		10,036	11,916	2,599	2,819	990	1,160
Evaluation projects/other		81	207	143	111	128	88
		10,117	12,123	2,742	2,930	1,118	1,248
Copper & Coal
Rio Tinto Kennecott	100.0	1,403	2,186	437	958	44	523
Escondida	30.0	1,855	2,282	760	1,292	281	612
Grasberg joint venture	(f)	-	49	(17)	6	(34)	(17)
Oyu Tolgoi & Turquoise Hill	(g)	1,636	1,765	501	366	57	(20)
Copper Operations		4,894	6,282	1,681	2,622	348	1,098
Copper Evaluation projects/other	(h)	-	-	(186)	(231)	(111)	(147)
Total Copper		4,894	6,282	1,495	2,391	237	951
Rio Tinto Coal Australia	(i)	2,757	3,560	497	450	48	21
Rio Tinto Coal Mozambique	(j)	-	59	-	(96)	-	(93)
Coal Operations		2,757	3,619	497	354	48	(72)
Coal Evaluation projects/other		54	48	(5)	(5)	(3)	(11)
Total Coal		2,811	3,667	492	349	45	(83)
Other product group items		-	8	(19)	(58)	(8)	(37)
		7,705	9,957	1,968	2,682	274	831
Diamonds and Minerals
Diamonds	(k)	698	901	293	315	79	104
Rio Tinto Iron & Titanium	(l)	1,571	2,168	435	689	116	248
Rio Tinto Minerals		624	675	178	212	103	121
Dampier Salt	68.4	306	398	71	67	24	18
Uranium		474	633	1	(77)	(42)	(117)
Product group operations		3,673	4,775	978	1,206	280	374
Simandou iron ore project		-	-	(87)	(97)	(41)	(55)
Evaluation projects/other		1	8	(58)	(64)	(50)	(50)
		3,674	4,783	833	1,045	189	269

Other Operations	(m)	13	241	(81)	(287)	(88)	(240)
Intersegment transactions		(29)	(344)	-	-	-	-
Product Group Total		36,785	50,041	13,334	20,614	5,445	10,215

Other items				(546)	(755)	(375)	(593)
Exploration and evaluation				(167)	(194)	(141)	(156)
Net interest						(389)	(161)
Underlying EBITDA/earnings				12,621	19,665	4,540	9,305
Items excluded from underlying EBITDA/earnings		(1)	-	(563)	(825)	(5,406)	(2,778)
EBITDA/net (loss)/earnings				12,058	18,840	(866)	6,527
Reconciliation to Group income statement
Share of equity accounted unit sales and intra-subsidiary/equity accounted units sales		(1,955)	(2,377)
Depreciation & amortisation in subsidiaries excluding capitalised depreciation				(4,553)	(4,828)
Impairment charges, net of reversals				(2,791)	(221)
Depreciation & amortisation in equity accounted units				(462)	(472)
Taxation and finance items in equity accounted units				(276)	(759)
Consolidated sales revenue / Profit on ordinary activities before finance items and tax		34,829	47,664	3,976	12,560

Rio Tinto financial information by business unit (continued)

	Rio Tinto interest %	Capital expenditure (n)		Depreciation & amortisation		Operating assets (o)
		for the year ended 31 December		for the year ended 31 December		as at 31 December
		2015 US$m	2014 US$m	2015 US$m	2014 US$m	2015 US$m	2014 US$m
Iron Ore
Pilbara	(d)	1,608	4,038	1,744	1,789	16,848	19,524
Iron Ore Company of Canada	58.7	118	173	162	164	1,155	1,460
Other		-	-	-	-	2	3
		1,726	4,211	1,906	1,953	18,005	20,987

Aluminium	(e)
Bauxite		159	122	112	126	1,050	1,366
Alumina		158	166	207	212	2,698	3,166
Bauxite & Alumina		317	288	319	338	3,748	4,532
Primary Metal		1,249	1,781	629	692	10,326	11,455
Pacific Aluminium		126	129	212	135	1,198	1,421
Intersegment and Other		(10)	(177)	12	15	677	889
Integrated Operations		1,682	2,021	1,172	1,180	15,949	18,297

Copper and Coal
Rio Tinto Kennecott	100.0	408	642	344	324	2,442	2,603
Escondida	30.0	770	947	293	308	3,485	2,999
Grasberg joint venture	(f)	179	193	43	36	1,016	878
Oyu Tolgoi & Turquoise Hill	(g)	92	166	416	379	3,597	3,933
Copper Operations		1,449	1,948	1,096	1,047	10,540	10,413
Copper Evaluation projects/other	(h)	3	10	4	4	153	168
Total Copper		1,452	1,958	1,100	1,051	10,693	10,581
Rio Tinto Coal Australia	(i)	108	165	336	406	2,137	3,099
Rio Tinto Coal Mozambique	(j)	-	2	-	-	-	7
Coal Operations		108	167	336	406	2,137	3,106
Coal Other		4	3	5	7	2	19
Total Coal	(p)	112	170	341	413	2,139	3,125
		1,564	2,128	1,441	1,464	12,832	13,706

Diamonds and Minerals
Diamonds	(k)	124	148	159	168	857	1,124
Rio Tinto Iron & Titanium	(l)	150	185	194	233	3,554	4,424
Rio Tinto Minerals		28	69	45	41	585	650
Dampier Salt	68.4	14	21	22	28	140	193
Uranium	(p)	39	54	65	135	(216)	151
Simandou iron ore project		91	85	1	14	(10)	864
Other		-	-	2	-	279	571
		446	562	488	619	5,189	7,977

Other Operations	(m)	(36)	(56)	32	34	(14)	418

Product Group Total		5,382	8,866	5,039	5,250	51,961	61,385

Intersegment transactions						242	238

Net assets/(liabilities) of disposal groups held for sale	(q)	-	-	-	-	182	(48)
Other items		65	(416)	69	82	(1,253)	(2,784)
Less: equity accounted units		(859)	(1,032)	(462)	(472)
Total		4,588	7,418	4,646	4,860	51,132	58,791
Add back: Proceeds from disposal of property, plant and equipment		97	744
Total capital expenditure per cash flow statement		4,685	8,162
Less: Net debt						(13,783)	(12,495)
Less: EAU funded balances excluded from net debt						-	(11)
Equity attributable to owners of Rio Tinto						37,349	46,285

Notes to financial information by business unit

Business units are classified according to the Group’s management structure. Where presentational revisions are made, comparative amounts are adjusted accordingly.

a)

Gross sales revenue includes the sales revenue of equity accounted units (after adjusting for sales to subsidiaries) in addition to consolidated sales. Consolidated sales revenue includes subsidiary sales to equity accounted units which are not included in gross sales revenue.

b)

EBITDA of subsidiaries and the Group's share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation charged to the income statement in the period. Underlying EBITDA excludes the same items that are excluded from Underlying earnings.

c)

Represents profit after tax for the period attributable to the owners of the Rio Tinto Group. Business unit earnings are stated before finance items but after the amortisation of discount related to provisions. Earnings attributed to business units do not include amounts that are excluded in arriving at Underlying earnings.

d)

Pilbara represents the Group’s 100 per cent holding in Hamersley and 65 per cent holding of Robe River Iron Associates. 30 per cent of Robe River Iron Associates is held through a 60 per cent owned subsidiary and therefore the Group’s net beneficial interest is 53 per cent.

e)

Presented on an integrated operations basis splitting activities between Bauxite & Alumina, Primary Metal, Pacific Aluminium and Other integrated operations (which in total reflect the results of the integrated production of aluminium) and Other product group items which relate to other commercial activities.

f)	Under the terms of a contractual agreement, Rio Tinto is entitled to 40 per cent of material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
g)

Rio Tinto’s interest in Oyu Tolgoi is held indirectly through its 50.8 per cent investment in Turquoise Hill Resources Ltd. (TRQ) which in turn owns 66 per cent of Oyu Tolgoi LLC, which owns the Oyu Tolgoi copper-gold mine.  As at 31 December 2015 the principal asset of TRQ was its interest in the Oyu Tolgoi mine. As at 31 December 2014, TRQ’s investment in SouthGobi Resources Ltd. was classified as an asset held for sale.  On 23 April 2015, TRQ completed the block sale of 48.7 million common shares in SouthGobi Resources and with further divestments has reduced its interest to below 20 per cent.  As at 31 December 2015 TRQ’s interest in SouthGobi Resources Ltd is no longer consolidated as a subsidiary and has been classified as an available for sale investment.

h)

In the 2014 Annual report, Copper Evaluation projects / other included the results of TRQ.  As at 31 December 2015 the principal asset of TRQ was its interest in the Oyu Tolgoi mine and as such has been shown combined with Oyu Tolgoi.  The 2014 and 2013 comparative periods have been restated to be shown on a consistent basis.

i)

Includes Rio Tinto's 80 per cent interest in Coal & Allied, through which Rio Tinto held its beneficial interests in Bengalla, Mount Thorley and Warkworth of 32 per cent, 64 per cent and 44.5 per cent respectively. In February 2016, the restructuring of the Coal and Allied group completed.  As a result Rio Tinto now has a 100 per cent shareholding in Coal & Allied Industries Limited and its wholly-owned subsidiaries and in Hunter Valley Resources Pty Ltd. Mitsubishi is now a joint venture participant in the Hunter Valley Operations Joint Venture.

j)

On 7 October 2014, Rio Tinto disposed of its interest in Rio Tinto Coal Mozambique (RTCM), including its interests in the Benga project, a 65:35 joint venture with Tata Steel Limited. Zululand Anthracite Colliery (ZAC), which was retained, is reported within Coal Evaluation projects/other. In February 2016, Rio Tinto signed an agreement to dispose of its interest in ZAC.

k)	Includes Rio Tinto's interests in Argyle (100 per cent) and Diavik (60 per cent). Murowa (77.8 per cent) was included until its disposal to RZ Murowa Holdings Limited.
l)	Includes Rio Tinto's interests in Rio Tinto Fer et Titane (RTFT) (100 per cent), QIT Madagascar Minerals (QMM, 80 per cent) and Richards Bay Minerals (RBM, attributable interest of 74 per cent).
m)	Other Operations include Rio Tinto’s 100 per cent interest in the Gove alumina refinery and Rio Tinto Marine.

Notes to financial information by business unit (continued)

n)

Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries' capital expenditure and Rio Tinto's share of the capital expenditure of joint operations and equity accounted units.

o)

Operating assets of subsidiaries comprise net assets excluding post retirement assets and liabilities, net of tax, and are before deducting net debt. Operating assets are stated after deduction of non-controlling interests, which are calculated by reference to the net assets of the relevant companies (i.e. inclusive of such companies' debt and amounts due to or from Rio Tinto Group companies).

p)

In 2015 the Energy product group as presented in previous periods was split with the coal assets taken to the newly formed Copper and Coal product group and the uranium assets to the Diamonds and Minerals product group.

q)	Assets and liabilities held for sale at 31 December 2015 comprise Rio Tinto’s interests in the Blair Athol coal project, Carbone Savoie, Bengalla, and Molybdenum Autoclave Process.
Assets and liabilities held for sale as at 31 December 2014 comprised Rio Tinto's interests in the Blair Athol coal project and SouthGobi Resources Ltd.

Review of operations

Iron Ore

	2015	2014	Change
Production (million tonnes – Rio Tinto share)	263.0	233.6	+13%
Production (million tonnes – 100%)	327.6	295.4	+11%
Shipments (million tonnes – Rio Tinto share)	270.9	239.9	+13%
Shipments (million tonnes – 100%)	336.6	302.6	+11%

Gross sales revenue (US$ millions)	15,305	23,281	-34%
Underlying EBITDA (US$ millions)	7,872	14,244	-45%
Underlying earnings (US$ millions)	3,952	8,107	-51%
Net cash generated from operating activities (US$ millions)	6,061	10,274	-41%
Capital expenditure (US$ millions)	1,726	4,211	-59%

The Simandou iron ore project is reported within Diamonds & Minerals, reflecting management responsibility.

Performance

The Iron Ore group’s underlying earnings of $3,952 million in 2015 were 51 per cent or $4,155 million lower than 2014. This was driven by the impact of lower prices, reflected in the fall in the Platts 62 per cent index, which reduced earnings by $5.5 billion. However, the loss of earnings from lower prices was partly offset by higher sales volumes together with a weaker Australian dollar, lower energy costs and the realisation of further significant cost savings initiatives.

Pre-tax cash cost improvements in the Iron Ore group were $428 million in 2015 and have now delivered $1,138 million of cumulative savings compared with the 2012 base. This is reflected in a reduction in Pilbara cash unit costs to $14.9 per tonne in 2015, compared with $19.5 per tonne in 2014. Pilbara operations delivered a free on board (FOB) EBITDA margin of 60 per cent in 2015, compared with 68 per cent in 2014.

Gross sales revenues for Pilbara operations in 2015 of $13,886 million included freight revenue of $918 million (2014: $1,312 million).

Net cash generated from operating activities of $6,061 million benefited from strong shipments from both the Pilbara and the Iron Ore Company of Canada, combined with lower operating costs through realised cost savings initiatives and improved productivity.

The 59 per cent decline in capital expenditure during 2015 reflects the completion of the Pilbara infrastructure expansion.

Markets

Sales of 336.6 million tonnes (Rio Tinto share 270.9 million tonnes) in 2015 were 11 per cent higher than in 2014. Pilbara sales in 2015 exceeded production by around 9 million tonnes primarily due to the drawdown of stockpiled iron ore inventory built up at the mines during the infrastructure expansion phase.  Bulk inventories are now largely exhausted.

Approximately 22 per cent of sales in 2015 were priced with reference to the prior quarter’s average index lagged by one month. The remainder was sold either on current quarter average, current month average or on the spot market. Approximately 59 per cent of 2015 sales were made on a cost and freight (CFR) basis, with the remainder sold FOB.

Achieved average pricing in 2015 was $48.4 per wet metric tonne on an FOB basis (2014: $84.3 per wet metric tonne). This equates to $52.6 per dry metric tonne (2014: $91.6 per dry metric tonne), assuming an average eight per cent moisture content, which compares with the average Platts price of $50.4 per dry metric tonne for 62 per cent iron Pilbara fines during the year.

Operations

Global production of 327.6 million tonnes (Rio Tinto share 263.0 million tonnes) was 11 per cent higher than 2014 following completion of the brownfields developments and expanded infrastructure in the Pilbara towards the end of the first half of 2015, as well as a significant positive shift in operational performance at the Iron Ore Company of Canada due to a number of productivity improvements.

New projects and growth options

Following completion of the Pilbara infrastructure and brownfields expansions in the first half of 2015, the focus has shifted to the Nammuldi Incremental Tonnes (NIT) project which delivers high grade, low phosphorous ore to the Pilbara Blend. The initial phase, with a five million tonne per annum capacity, started production in the fourth quarter of 2015.  Construction has commenced on the second phase, which will take annual capacity from the NIT project up from five to ten million tonnes and is due to come into production in the fourth quarter of 2016.

Testing and verification of AutoHaul® is continuing, with over 70,000 kilometres of mainline trials completed by the end of 2015.

2016 shipments guidance

Rio Tinto’s expected global shipments are around 350 million tonnes (100 per cent basis) from its operations in Australia and Canada, subject to weather conditions.

Aluminium

	2015	2014	Change
Production (Rio Tinto share)
Bauxite (000 tonnes)	43,677	41,871	+4%
Alumina (000 tonnes)	7,788	7,458	+4%
Aluminium (000 tonnes)	3,322	3,279	+1%

Gross sales revenue (US$ millions)	10,117	12,123	-17%
Underlying EBITDA (US$ millions)	2,742	2,930	-6%
Underlying earnings (US$ millions)	1,118	1,248	-10%
Net cash generated from operating activities (US$ millions)	2,413	2,550	-5%
Capital expenditure – excluding EAUs (US$ millions)	1,601	1,940	-17%

The Gove alumina refinery is curtailed and reported separately from Aluminium within Other Operations.

Performance

The Aluminium group’s underlying earnings of $1,118 million decreased ten per cent compared with 2014, primarily attributable to a decline in prices which lowered earnings by $958 million year-on-year and was also the main driver of the 17 per cent drop in revenues. The impact of lower prices was partly offset by portfolio optimisation, further cost reduction efforts and productivity improvement initiatives. These actions helped to limit the decline in underlying EBITDA to six per cent at $2,742 million and strengthened integrated operations EBITDA margins in 2015 to 31 per cent, compared with 29 per cent in 2014.

Pre-tax cash cost improvements in the Aluminium group were $326 million in 2015 and the group has now delivered $1,132 million of cumulative savings compared with the 2012 base. This strong performance, combined with reduced working capital levels, helped the group to deliver close to $2,413 million of operating cash flow and more than $800 million of free cash flow in 2015. Capital expenditure decreased by 17 per cent following the completion of the Kitimat smelter expansion, with first production achieved in June 2015.

Markets

The 2015 cash LME aluminium price averaged $1,661 per tonne, a decrease of 11 per cent on 2014.  Market premia in all regions fell rapidly from their record highs in early 2015.  Specifically, in the US, the Mid-West market premium reached $535 per tonne in the first quarter of 2015, ahead of a dramatic move downward during the second quarter, to end the year at $184 per tonne.

Overall, the group achieved an average realised aluminium price of $2,058 per tonne in 2015 compared with $2,395 per tonne in 2014. This includes premia for value-added products (VAP), which represented 58 per cent of primary metal produced in 2015 and generated attractive product premia averaging $251 per tonne of VAP sold in 2015 on top of physical market premia.

Bauxite prices were stable in 2015, underpinned by growing import demand in China. Rio Tinto’s share of third party bauxite sales increased by 14 per cent in 2015 to 26.6 million tonnes (2014: 23.3 million tonnes).

Operations

Bauxite underlying earnings increased by 26 per cent to $542 million in 2015, with continued strong FOB EBITDA margins in excess of 50 per cent, driven by the increase in third party sales and sustained pricing. Bauxite production was four per cent higher than 2014 and set a new record, primarily driven by a strong performance at Weipa and steady ramp-up at Gove, which has now reached production and export capacity of 8 million tonnes per annum of dry bauxite.

Gross sales revenues for bauxite in 2015 increased five per cent to $2,057 million and included freight revenues of $205 million (2014: $256 million).

The alumina division recorded a loss of $187 million, compared with a loss of $209 million in 2014, with assistance from productivity gains and cost reduction initiatives. Alumina production for 2015 increased four per cent compared with 2014 (excluding production from the Gove refinery, which was curtailed in May 2014, and whose results are included within Other operations), reflecting continued consistent performance across Rio Tinto’s refineries.

Primary Metal (Canada, Europe, Middle East) earnings declined by 29 per cent to $446 million, while earnings from the Pacific Aluminium (Australia, New Zealand) smelters decreased by 49 per cent to $147 million, driven by the negative movements in prices. All operations continued to realise significant cost savings and benefited from favourable currency movements. Aluminium production was in line with 2014. Record annual production at nine smelters offset lower production from Kitimat as the modernised and expanded smelter was commissioned.

New projects and growth options

The expanded Kitimat smelter commenced production in June 2015. Its ramp-up towards nameplate capacity of 420 thousand tonnes, which represents a 48 per cent increase over previous nameplate capacity, is well underway and is expected to be achieved in early 2016. Once Kitimat is at full production, it will sit comfortably in the first decile of the industry cost curve.

On 27 November 2015, the Group approved the $1.9 billion Amrun (South of Embley) bauxite mine and associated processing and port facilities on the Cape York Peninsula in north Queensland. The planned initial annual output of 22.8 million tonnes a year1 is expected to replace production from the depleting East Weipa mine and increase annual bauxite exports from Cape York by around 10 million tonnes. Production and shipping are expected to commence in the first half of 2019.

2016 production guidance

Rio Tinto’s expected share of production of bauxite, alumina and aluminium is 45 million tonnes, 7.8 million tonnes and 3.6 million tonnes, respectively.

1 This production target was disclosed in a release to the market on 27 November 2015. All material assumptions underpinning that target continue to apply and have not materially changed.

Copper & Coal

	2015	2014	Change
Production (Rio Tinto share)
Mined copper (000 tonnes)	504.4	603.1	-16%
Refined copper (000 tonnes)	213.0	294.6	-28%
Hard coking coal (000 tonnes)	7,859	7,054	+11%
Semi-soft coking coal (000 tonnes)	3,647	3,213	+14%
Thermal coal (000 tonnes)	18,638	19,080	-2%

Gross sales revenue (US$ millions)	7,705	9,957	-23%
Underlying EBITDA (US$ millions)	1,968	2,682	-27%
Underlying earnings (US$ millions)	274	831	-67%
Net cash generated from operating activities (US$ millions)[1]	1,775	2,064	-14%
Capital expenditure – excluding EAUs (US$ millions)	786	1,177	-33%

1 Net cash generated from operating activities excludes the operating cash flows from equity accounted units (mainly Escondida) but includes dividends from equity accounted units.

Performance

The Copper & Coal group’s underlying earnings of $274 million, 67 per cent lower than 2014, were heavily impacted by lower prices. These were partly offset by the delivery of further cash cost savings at Oyu Tolgoi and Rio Tinto Coal Australia and increased sales volumes from Oyu Tolgoi. Volumes were lower at Rio Tinto Kennecott, where efforts remained focused on de-weighting and de-watering the east wall of Bingham Canyon.

Pre-tax cash cost improvements in the Copper & Coal group were $214 million in 2015, bringing total pre-tax cash cost savings delivered since 2012 to $1,934 million.

Despite the challenging market environment, all Copper & Coal operations were free cash flow positive during the year, contributing $1 billion to the Group, around $0.1 billion higher than 2014. Capital expenditure was $0.4 billion lower, compensating for the $0.3 billion lower net cash generated from operating activities, where the impact of lower prices was partly offset by further cash cost saving initiatives and a significant reduction in trade working capital.

Markets

Average prices in 2015 were lower than 2014. Copper declined 20 per cent to 249 cents per pound and gold decreased eight per cent to $1,160 per ounce. Thermal and coking coal prices also declined further in 2015, averaging $62 and $102 per tonne, respectively.

The total impact of price changes on the Copper & Coal group, including the effects of provisional pricing movements, resulted in a decrease in underlying earnings of $934 million compared with 2014.

At 31 December 2015, the Group had an estimated 252 million pounds of copper sales that were provisionally priced at 217 cents per pound. The final price of these sales will be determined during the first half of 2016. This compares with 331 million pounds of open shipments at 31 December 2014, provisionally priced at 288 cents per pound.

Operations - Copper

Mined copper production was 16 per cent lower than 2014, as a result of reduced output at Kennecott from de-weighting and de-watering activities, partly offset by an increase in production at Oyu Tolgoi.

Kennecott cash flows remained positive in 2015 despite the continuation of remediation activities. This result was supported by the tolling of third party concentrate, with 414 thousand tonnes received for processing in 2015 (excluded from reported production figures), and the drawdown of inventory, along with further insurance proceeds received following the Manefay event in 2013.

Mined copper production at Escondida in 2015 was comparable to 2014, as higher throughput and recoveries from leaching offset lower grades.

At Oyu Tolgoi, mined copper production for 2015 was 36 per cent higher than 2014, attributable to higher grades and throughput, with the mine operating at record levels. These additional volumes, along with cash cost reductions, improved cost efficiencies and a reduction in trade working capital, resulted in Oyu Tolgoi contributing over half a billion dollars of free cash flow during the year.

Operations – Coal

Hard coking coal production was 11 per cent higher than 2014 following improved production rates at Kestrel. Semi-soft coking coal production was 14 per cent higher than 2014 reflecting mine production sequencing at Hunter Valley Operations. Thermal coal production was broadly in line with 2014. Despite lower prices, the Coal operations’ contribution to free cash flow in 2015 was higher than in 2014, with further cost savings delivered and monetisation of working capital. All operations were free cash flow positive in 2015.

On 30 September 2015, Rio Tinto reached a binding agreement for the sale of its interest in the Bengalla Joint Venture to New Hope Corporation Limited for $606 million. The sale is expected to close in the first quarter of 2016.

On 27 January 2016, Rio Tinto announced that it had reached a binding agreement for the sale of its Mount Pleasant thermal coal assets to MACH Energy Australia Pty Ltd for $224 million plus royalties. The sale is subject to certain conditions precedent being met and is expected to close in the second quarter of 2016.

New projects and growth options

On 18 May 2015, the Government of Mongolia, Turquoise Hill Resources and Rio Tinto signed the Underground Mine Development and Financing Plan, which addressed outstanding shareholder matters and provided a pathway to restart underground development at Oyu Tolgoi.

On 14 December 2015, the development of the Oyu Tolgoi underground mine took an important step forward with the signing of a US$4.4 billion project financing agreement. Next steps include securing all necessary permits for development of the underground mine, and consideration of approval of the project by the various boards.

At Escondida, the new 152 thousand tonne per day Organic Growth Project 1 (OGP1) concentrator achieved mechanical completion in the first half of 2015. The ramp-up of OGP1 progresses ahead of plan and is expected to reach full capacity during 2016.

2016 production guidance

In 2016, Rio Tinto expects its share of mined copper production to increase to between 575 and 625 thousand tonnes, with higher production at Kennecott, and including an expected share of joint venture production at Grasberg. Refined copper production is expected to be between 220 and 250 thousand tonnes.

For coal, Rio Tinto’s share of production is expected to be 7 to 8 million tonnes of hard coking coal,
3.3 to 3.9 million tonnes of semi-soft coking coal and 16 to 17 million tonnes of thermal coal. Thermal coal guidance includes a contribution from Bengalla up to the expected date of divestment during the first quarter of 2016.

Diamonds & Minerals

	2015	2014	Change
Production (Rio Tinto share)
Titanium dioxide (000 tonnes)	1,089	1,443	-25%
Borates (000 tonnes)	476	508	-6%
Diamonds (000 carats)	17,392	13,872	+25%
Salt (000 tonnes)	5,539	6,793	-18%
Uranium (000 lbs)	4,907	4,089	+20%

Gross sales revenue (US$ millions)	3,674	4,783	-23%
Underlying EBITDA (US$ millions)	833	1,045	-20%
Underlying earnings (US$ millions)	189	269	-30%
Underlying earnings pre-Simandou (US$ millions)	230	324	-29%
Net cash generated from operating activities (US$ millions)	1,010	1,184	-15%
Capital expenditure (US$ millions)	446	562	-21%

The Simandou iron ore project is reported within Diamonds & Minerals, reflecting management responsibility.

Performance

The Diamonds & Minerals group’s underlying earnings of $189 million were 30 per cent lower than 2014, primarily driven by lower prices and a reduction in sales volumes. Weaker exchange rates boosted earnings by $266 million, which offset lower pricing across most products. Sales volumes were driven lower by softer markets, most notably in titanium dioxide feedstocks. The Group aligned production accordingly with market demand. This in turn impacted cash cost savings, which are calculated on a unit cash cost of production. In absolute terms, 2015 cash operating costs were $832 million lower than 2014 following further cost reduction initiatives during the year. The year-on-year cash operating cost variance included a $342 million benefit from exchange rate movements.

Net cash generated from operating activities of $1,010 million was 15 per cent lower than 2014 due to lower prices and sales volumes, partly mitigated by further reductions in working capital.

Capital expenditure declined by $116 million, or 21 per cent, to $446 million, following the completion of the modified direct dissolving of kernite (MDDK) process plant at Boron in 2014 and lower expenditure on the Argyle underground project, together with continued capital discipline across the product group.

Markets

Titanium dioxide feedstock demand remained weak throughout 2015 and prices remained under pressure as the industry continued to absorb inventories. The market for zircon remained stable.

Demand for borates has been stable globally, with increased demand in Asia offset by reduced demand in Europe.

Industry rough diamond prices were weaker, driven by lower demand from India and China, higher rough and polished diamond inventory, and lower trade manufacturing margins.

The uranium market continues to suffer from high inventory levels throughout the supply chain, keeping uranium prices under pressure during the year.

Operations

Titanium dioxide slag production was 25 per cent lower in 2015 as Rio Tinto Iron & Titanium continues to optimise production in light of weaker demand. Two of nine furnaces at Rio Tinto Fer et Titane and one of four furnaces at Richards Bay Minerals (RBM) are currently idled, reflecting lower demand for high grade feedstocks.

Borates production in 2015 was six per cent lower than in 2014, driven primarily by lower market demand.

Diamonds production increased 25 per cent year-on-year, with higher volumes at Argyle from the continued ramp-up of production from the underground mine offsetting lower carats recovered at Diavik, attributable to processing plant pauses in the fourth quarter and the absence of stockpiled ore which was processed in the first half of 2014.

In June 2015, Rio Tinto completed the sale of its interest in the Murowa diamond mine in Zimbabwe.

Salt production in 2015 was 18 per cent lower than in 2014 as a result of weaker demand.

Uranium production was 20 per cent higher than 2014, with lower grades and recoveries at Rössing more than offset by a full year of production at ERA in 2015 compared with a complete shutdown of processing facilities in the first half of 2014 following the failure of a leach tank in December 2013.

New projects and growth options

Work continues on the feasibility study for the Zulti South development at RBM, which is expected to maintain the low cost RBM smelter capacity once completed.

The Jadar project in Serbia is a potentially world-class lithium-borate deposit discovered by Rio Tinto in 2004. Findings so far are encouraging and pre-feasibility assessments are ongoing to confirm the economic business case.

On 11 June 2015, Rio Tinto announced that it supported ERA’s decision not to progress any further study or development of Ranger 3 Deeps, due to the project’s economic challenges and, as indicated at the time of the announcement, has recognised a non-cash impairment of $262 million (net of non-controlling interests and tax) relating to its shareholding in ERA.

In late 2015, Rio Tinto completed an Order of Magnitude study on the Roughrider uranium project in Canada. This led to the Group recognising a post-tax impairment charge of $199 million relating to goodwill and exploration and evaluation intangible assets.

The development of the A21 kimberlite pipe at Diavik is advancing as planned and will provide an important source of incremental production to maintain current volume levels up to the end of mine life. A21 is estimated to cost US$350 million (Rio Tinto share US$210 million), with first production expected in 2018.

On 26 May 2014, Rio Tinto and its Simandou project partners signed an Investment Framework with the Government of Guinea which provided the legal and commercial foundation for the project and formally separated the infrastructure and mine development plan. The Simandou project partners are currently finalising an integrated Bankable Feasibility Study (BFS) for the mine, port and infrastructure elements of the project, which is scheduled to be submitted to the Government of Guinea in May 2016. Given the uncertainties associated with funding the infrastructure, coupled with the volatility of the current and near-term outlook for commodity prices, the Group has undertaken a review of the carrying value of the asset and determined a non-cash impairment charge of $1,118 million (net of non-controlling interests and tax). Rio Tinto is finalising the integrated BFS and will maintain a dialogue with potential infrastructure investors, in order to preserve the potential of this world class ore body.

2016 production guidance

Rio Tinto’s expected share of titanium dioxide slag, boric oxide equivalent production, uranium and diamond production in 2016 is one million tonnes, 0.5 million tonnes, five to six million pounds and
21 million carats, respectively.

Other Operations

	2015	2014
Production (Rio Tinto share)
Alumina (000 tonnes) – Gove refinery	-	676

Gross sales revenue (US$ millions)	13	241
Underlying EBITDA (US$ millions)	(81)	(287)
Underlying loss (US$ millions)	(88)	(240)
Capital expenditure (US$ millions)	(36)	(56)

The Gove alumina refinery is reported in Other Operations. The curtailment of production was completed on 28 May 2014.

Central exploration

	2015	2014
US$ millions
Central exploration (post-tax)	(147)	(151)
Divestments gain/(loss)	6	(5)
Post-tax charge	(141)	(156)

Central exploration expenditure in 2015 (post divestments and tax) resulted in a charge to underlying earnings of $141 million which was ten per cent lower than in 2014, principally driven by divestment inflows.

Price & exchange rate sensitivities

The following sensitivities give the estimated effect on underlying earnings assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can affect movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency working capital. They should therefore be used with care.

	Average published price/exchange rate for 2015	$ million impact on full year 2015 underlying earnings of a 10% change in prices/exchange rates
Aluminium	$1,661/t	416
Copper	249c/lb	213
Gold	$1,160/oz	39
Iron ore (62% Fe FOB)	$50/dmt	843
Coking coal (benchmark)	$102/t	60
Thermal coal (average spot)	$62/t	114
Australian dollar against the US dollar	0.75	651
Canadian dollar against the US dollar	0.78	211
Oil	$52/bbl	65

Capital projects

Rio Tinto has a programme of high-quality projects delivering industry-leading returns across a broad range of commodities. The Group is taking further pre-emptive action to protect shareholder value given market uncertainty. The current status of all capital projects is under review with timing and total expenditure expected to be revised.

Project

(Rio Tinto 100% owned unless otherwise stated)	Total approved capital cost (100%)

Approved capital remaining to be spent from 1 January 2016

Status/Milestones

In production
Iron ore - expansion of the Pilbara port, rail and power supply capacity to 360Mt/a. Rio Tinto’s share of total approved capex is $3.5 bn.	$5.9bn	$0.4bn	The phase two expansion to 360Mt/a includes investment in the port, rail and power supply and an investment in autonomous trains.
Iron ore - investment to extend the life of the Yandicoogina mine in the Pilbara to 2021 and expand its nameplate capacity from 52 Mt/a to 56 Mt/a.	$1.7bn	-

Approved in June 2012, first production from the wet plant took place in March 2015 and from the dry plant in April 2015. The project was completed in July 2015. The wet processing plant is expected to maintain product specification levels.

Aluminium – expansion and modernisation of Kitimat smelter in British Columbia, Canada, to increase annual capacity from 280kt to 420kt.	$4.8bn	$0.1bn	First production took place at the end of the first half of 2015 with full capacity expected to be reached in early 2016.
Copper - development of Organic Growth Project 1 (OGP1) a new 152kt per day capacity concentrator at Escondida (Rio Tinto 30%), Chile.	$1.3bn (RT share)	<$0.1bn (RT share)

Approved in February 2012, OGP1 achieved mechanical completion in the second quarter of 2015. The ramp-up is progressing ahead of plan and is expected to reach full capacity during 2016.  The remaining spend is related to commissioning.

Ongoing and approved

Copper

Construction of a desalination facility to ensure continued water supply and sustain operations at Escondida (Rio Tinto 30%), Chile.	$1.0bn (RT share)	$0.3bn (RT share)

Approved in July 2013, the project is designed to provide a long-term sustainable supply of water for the operations. It remains on schedule and on budget and is 76 per cent complete, with commissioning scheduled in 2017.

Grasberg project funding for 2012 to 2016	$0.9bn (RT share)	$0.2bn (RT share)

Investment to continue the pre-production construction of the Grasberg Block Cave, the Deep Mill Level Zone underground mines, and the associated common infrastructure. Rio Tinto’s final share of capital expenditure will be influenced in part by its share of production over the 2012 to 2016 period.

Project

(Rio Tinto 100% owned unless otherwise stated)	Total approved capital cost (100%)

Approved capital remaining to be spent from 1 January 2016

Status/Milestones

Remediation of the east wall at Rio Tinto Kennecott, US	$0.3bn	$0.2bn

Following the pit wall slide in 2013, mine operations have focused on remediation from the slide and the east wall of Bingham Canyon, including significant de-weighting and de-watering activities. These activities will continue in 2016.

Investment to extend mine life at Rio Tinto Kennecott, US beyond 2019.	$0.6bn	$0.6bn	Funding for the continuation of open pit mining via the push back of the south wall has been approved and will largely consist of simple mine stripping activities.
Diamonds & Minerals

Development of A21 pipe at the Diavik Diamond Mine in Canada (Rio Tinto 60%). Rio Tinto’s share of capex is $210m.	$0.35bn	$0.28bn	Approved in November 2014, the development of the A21 pipe is expected to ensure the continuation of existing production levels. First carats are planned for late 2018.
Aluminium

Investment in the Amrun bauxite mine on the Cape York Peninsula in north Queensland with a planned initial output of 22.8 million tonnes a year[1].	$1.9bn	$1.9bn	Approved in December 2015, output includes an expected 10 million tonne increase in annual exports with production commencing in the first half of 2019.

1 Refer to the statements related to this production target on page 18.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, gold, industrial minerals (borates, titanium dioxide and salt), iron ore, thermal and metallurgical coal and uranium. Activities span the world and are strongly represented in Australia and North America, with significant businesses in Asia, Europe, Africa and South America.

Forward-looking statements

This announcement includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements are levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto's most recent Annual Report and Accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Contacts

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Illtud Harri

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Investor Relations, EMEA/Americas

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Media Relations, Australia/Asia

Ben Mitchell

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Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

Group income statement

Years ended 31 December

	2015 US$m	2014 US$m
Consolidated operations
Consolidated sales revenue	34,829	47,664
Net operating costs (excluding items shown separately)	(27,919)	(33,910)
Impairment charges net of reversals (a)	(2,791)	(1,062)
Net gains/(losses) on consolidation and disposal of interests in businesses (b)	64	(563)
Exploration and evaluation costs	(576)	(747)
Profit/(loss) relating to interests in undeveloped projects	8	(36)
Operating profit	3,615	11,346
Share of profit after tax of equity accounted units	361	625
Impairment reversals after tax of investments in equity accounted units (a)	-	589
Profit before finance items and taxation	3,976	12,560
Finance items
Net exchange losses on external debt and intragroup balances	(3,538)	(1,995)
Net losses on derivatives not qualifying for hedge accounting	(88)	(46)
Finance income	52	64
Finance costs (c)	(750)	(649)
Amortisation of discount	(378)	(382)
	(4,702)	(3,008)
(Loss)/profit before taxation	(726)	9,552
Taxation	(993)	(3,053)
(Loss)/profit after tax for the year	(1,719)	6,499
- attributable to owners of Rio Tinto (net (loss)/earnings)	(866)	6,527
- attributable to non-controlling interests	(853)	(28)

Basic (loss)/earnings per share (d)	(47.5)c	353.1c
Diluted (loss)/earnings per share (d)	(47.5)c	351.2c

Status of financial information

This preliminary announcement does not constitute the Group's full financial statements for 2015. This report is based on accounts which are in the process of being audited and will be approved by the Board and subsequently filed with the Registrar of Companies in the United Kingdom and the Australian Securities and Investments Commission. Accordingly, the financial information for 2015 is unaudited and is not statutory accounts within the meaning of Section 434 of the United Kingdom Companies Act 2006.

Financial information for the year to 31 December 2014 has been extracted from the full financial statements for that year prepared under the historical cost convention, as modified by the revaluation of certain derivative contracts and financial assets, the impact of fair value hedge accounting on the hedged items and the accounting for post retirement assets and obligations, as filed with the Registrar of Companies.

The Auditors' report on the full financial statements for the year to 31 December 2014 was unqualified and did not contain a statement under section 498 (2) (regarding adequacy of accounting records and returns), or under section 498 (3) (regarding provision of necessary information and explanations) of the United Kingdom Companies Act 2006.

Notes to the Group income statement

(a)

The carrying value of the Simandou project in Guinea has been affected by the current market conditions and uncertainty over infrastructure ownership and funding. As a result, the Group has decided that it would be appropriate to record a pre-tax impairment charge of US$1,655 million to exploration and evaluation intangible assets and a pre-tax impairment charge of US$194 million to property, plant and equipment to fully write-down the long-term assets of the project and a charge of US$7 million in relation to inventories.  A further pre-tax charge of US$183 million has been recognised as a financial liability for contractual arrangements made in relation to the development of the project. The Group will expense the cost of further studies as incurred.

During the year, the carrying value of Energy Resources of Australia Ltd (ERA) was impaired, following a Rio Tinto Board decision to support ERA’s decision not to progress any future study or development of Ranger 3 Deeps.  The cash inflows from processing low grade stockpile ore are not expected to be sufficient to meet the cost of rehabilitation and therefore the property, plant and equipment and intangible assets of ERA have been fully impaired, resulting in a US$260 million pre-tax charge.

The Roughrider uranium project completed an Order of Magnitude study in late 2015 which provided an updated view of the development concept and geological model.  The cash-generating unit is tested annually for impairment as it contains goodwill.  The impairment test resulted in a pre-tax impairment charge of US$116 million to fully write off goodwill and a pre-tax impairment charge of US$113 million to exploration and evaluation intangible assets, which were capitalised as a result of the Hathor Exploration acquisition in 2012.

Other impairment charges during the year reflect challenging economic conditions at business units in the Group’s Aluminium and Copper and Coal product groups.

In 2014 the Group incurred a pre-tax impairment charge (net of reversals) of US$1,062 million related to an impairment charge in relation to Molybdenum Autoclave Process in the Group’s Copper and Coal product group (US$559 million) and impairment charge net of reversals of US$503 million related to certain Aluminium product group assets.

Rio Tinto also recorded a post-tax impairment reversal of investments in equity accounted units of US$589 million in its Aluminium product group.
(b)

Net gains on disposal and consolidation of interests in businesses in 2015 related mainly to the reduction in shareholding of SouthGobi Resources Ltd during 2015, the sale of the Group’s interest in Murowa Diamonds and Sengwa Colliery on 17 June 2015 and the Aluminium product group divestments of ECL on 9 July 2015 and Alesa on 24 November 2015. Refer to ‘Acquisitions and disposals’ on page 41.

Net losses on disposal and consolidation of interests in businesses during 2014 related mainly to the disposal of the Clermont Joint Venture on 29 May 2014 and of Rio Tinto Coal Mozambique on 7 October 2014.

(c)	Finance costs in the income statement are net of amounts capitalised of US$254 million (2014: US$470 million).
(d)

For the purposes of calculating basic earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the year was 1,824.7 million (2014: 1,848.4 million), being the weighted average number of Rio Tinto plc shares outstanding of 1,398.1 million (2014: 1,413.0 million) and the weighted average number of Rio Tinto Limited shares of 426.6 million (2014: 435.4 million). In 2015, no Rio Tinto Limited shares were held by Rio Tinto plc (2014: nil). The profit and loss figures used in the calculation of basic and diluted earnings per share are based on the profits and losses for the year attributable to owners of Rio Tinto.

For the purposes of calculating diluted earnings per share, the effect of dilutive securities is added to the weighted average number of shares. This effect is calculated using the treasury stock method. The effect of dilutive securities has not been taken into account when calculating diluted loss per share for the year ended 31 December 2015.

Group statement of comprehensive income

Years ended 31 December

	2015 US$m	2014 US$m
(Loss)/profit after tax for the year	(1,719)	6,499

Other comprehensive income/(loss):
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on post retirement benefit plans	619	(735)
Tax relating to these components of other comprehensive income	(175)	215
	444	(520)

Items that have been/may be subsequently reclassified to profit or loss:
Currency translation adjustment (a)	(2,395)	(2,004)
Currency translation on companies disposed of, transferred to the income statement	(2)	53
Fair value movements:
- Cash flow hedge losses	(41)	(48)
- Cash flow hedge losses transferred to the income statement	32	55
- Losses on revaluation of available for sale securities	(19)	(36)
- Losses on revaluation of available for sale securities transferred to the income statement	11	6
Share of other comprehensive loss of equity accounted units, net of tax	(57)	(44)
Tax relating to these components of other comprehensive income	(3)	(9)
Other comprehensive loss for the year, net of tax	(2,030)	(2,547)
Total comprehensive (loss)/income for the year	(3,749)	3,952
- attributable to owners of Rio Tinto	(2,443)	4,322
- attributable to non-controlling interests	(1,306)	(370)

(a)

Excludes a currency translation charge of US$503 million (31 December 2014: US$376 million) arising on Rio Tinto Limited’s share capital for the year ended 31 December 2015, which is recognised in the Group statement of changes in equity. Refer to Group statement of changes in equity on page 36.

Group cash flow statement

Years ended 31 December

	2015 US$m	2014 US$m
Cash flows from consolidated operations (a)	12,102	18,896
Dividends from equity accounted units	210	298
Cash flows from operations	12,312	19,194

Net interest paid	(827)	(981)
Dividends paid to holders of non-controlling interests in subsidiaries	(310)	(309)
Tax paid	(1,792)	(3,618)
Net cash generated from operating activities	9,383	14,286

Cash flows from investing activities
Acquisitions of subsidiaries, joint ventures and associates	(3)	-
Disposals of subsidiaries, joint ventures and associates (b)	(38)	887
Purchases of property, plant and equipment and intangible assets	(4,685)	(8,162)
Sales of financial assets	65	172
Purchases of financial assets	(49)	(24)
Net funding of equity accounted units	11	(117)
Other investing cash flows (c)	99	741
Net cash used in investing activities	(4,600)	(6,503)

Cash flows before financing activities	4,783	7,783
Cash flows from financing activities
Equity dividends paid to owners of Rio Tinto	(4,076)	(3,710)
Proceeds from additional borrowings	1,837	442
Repayment of borrowings	(3,518)	(3,476)
Proceeds from issue of equity to non-controlling interests	103	1,291
Own shares purchased from owners of Rio Tinto	(2,028)	-
Other financing cash flows	12	17
Net cash flow used in financing activities	(7,670)	(5,436)
Effects of exchange rates on cash and cash equivalents	(159)	(156)
Net (decrease)/increase in cash and cash equivalents	(3,046)	2,191
Opening cash and cash equivalents less overdrafts	12,400	10,209
Closing cash and cash equivalents less overdrafts (d)	9,354	12,400

(a) Cash flows from consolidated operations
(Loss)/profit from continuing operations	(1,719)	6,499
Adjustments for:
Taxation	993	3,053
Finance items	4,702	3,008
Share of profit after tax of equity accounted units	(361)	(625)
Impairment reversals after tax of investments in equity accounted units	-	(589)
Net (gains)/losses on disposal and consolidation of interests in businesses	(64)	563
Impairment charges net of reversals	2,791	1,062
Depreciation and amortisation	4,645	4,860
Provisions (including exchange differences on provisions)	726	712
Utilisation of provisions	(585)	(973)
Utilisation of provision for post retirement benefits	(230)	(296)
Change in inventories	526	937
Change in trade and other receivables	1,404	962
Change in trade and other payables	(431)	(380)
Other items (e)	(295)	103
	12,102	18,896

Group cash flow statement (continued)

(b)	Disposals of subsidiaries, joint ventures and associates in 2015 related principally to amounts received following the disposal of the interest in SouthGobi Resources by Turquoise Hill Resources.
Disposals of subsidiaries, joint ventures and associates in 2014 related primarily to the disposal of the Clermont Joint Venture.
(c)	Other investing cash flows in 2015 mainly relates to the disposal of property, plant and equipment across the Group. In 2014, this included the disposal of the Group's St James's Square properties.
(d)

Closing cash and cash equivalents less overdrafts at 31 December 2015 differ from cash and cash equivalents on the balance sheet as they include overdrafts of US$12 million (31 December 2014: US$23 million) reported within 'Borrowings and other financial liabilities'.

(e)	Includes a cash outflow of US$227 million (2014: inflow of US$66 million) mainly relating to derivative contracts transacted for operational purposes and not designated in a hedge relationship.

Group balance sheet

At 31 December

	2015 US$m	2014 US$m
Non-current assets
Goodwill	892	1,228
Intangible assets	3,336	5,880
Property, plant and equipment	61,057	68,693
Investments in equity accounted units	4,941	4,868
Inventories	253	397
Deferred tax assets	3,309	3,540
Trade and other receivables	1,356	1,304
Tax recoverable	78	70
Other financial assets (including loans to equity accounted units)	788	722
	76,010	86,702
Current assets
Inventories	3,168	4,350
Trade and other receivables	2,386	3,623
Tax recoverable	118	146
Other financial assets (including loans to equity accounted units)	223	271
Cash and cash equivalents	9,366	12,423
	15,261	20,813
Assets of disposal groups held for sale (a)	293	312
Total assets	91,564	107,827

Current liabilities
Borrowings and other financial liabilities	(2,484)	(2,684)
Trade and other payables	(6,237)	(7,437)
Tax payable	(135)	(800)
Provisions including post retirement benefits	(1,190)	(1,299)
	(10,046)	(12,220)
Non-current liabilities
Borrowings and other financial liabilities	(21,140)	(22,535)
Trade and other payables	(682)	(871)
Tax payable	(295)	(370)
Deferred tax liabilities	(3,286)	(3,574)
Provisions including post retirement benefits	(11,876)	(13,303)
	(37,279)	(40,653)
Liabilities of disposal groups held for sale (a)	(111)	(360)
Total liabilities	(47,436)	(53,233)
Net assets	44,128	54,594

Capital and reserves
Share capital (b)
- Rio Tinto plc	224	230
- Rio Tinto Limited	3,950	4,535
Share premium account	4,300	4,288
Other reserves	9,139	11,122
Retained earnings	19,736	26,110
Equity attributable to owners of Rio Tinto	37,349	46,285
Attributable to non-controlling interests	6,779	8,309
Total equity	44,128	54,594

Group balance sheet (continued)

(a)	Assets and liabilities held for sale at 31 December 2015 comprise Rio Tinto’s interests in the Blair Athol coal project, Carbone Savoie, Bengalla, and Molybdenum Autoclave Process.
Assets and liabilities held for sale as at 31 December 2014 comprised Rio Tinto's interests in the Blair Athol coal project and SouthGobi Resources Ltd.
(b)

At 31 December 2015, Rio Tinto plc had 1,374.0 million ordinary shares on issue and held by the public, and Rio Tinto Limited had 424.2 million shares on issue and held by the public. No shares in Rio Tinto Limited were held by Rio Tinto plc at 31 December 2015 (31 December 2014: nil). As required to be disclosed under the ASX Listing Rules, the net tangible assets per share amounted to US$18.42 (31 December 2014: US$21.18).

Group statement of changes in equity

Year ended 31 December 2015	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	4,765	4,288	11,122	26,110	46,285	8,309	54,594
Total comprehensive loss for the year (a)	–	–	(2,020)	(423)	(2,443)	(1,306)	(3,749)
Currency translation arising on Rio Tinto Limited's share capital	(503)	–	–	–	(503)	–	(503)
Dividends	–	–	–	(4,076)	(4,076)	(315)	(4,391)
Share buyback (b)	(88)	–	6	(1,946)	(2,028)	–	(2,028)
Companies no longer consolidated	–	–	–	–	–	5	5
Own shares purchased from Rio Tinto shareholders to satisfy share options	–	–	(25)	(28)	(53)	–	(53)
Change in equity interest held by Rio Tinto	–	–	–	20	20	(17)	3
Treasury shares reissued and other movements	–	12	–	1	13	–	13
Equity issued to holders of non-controlling interests	–	–	–	–	-–	103	103
Employee share options and other IFRS 2 charges to the income statement	–	–	56	78	134	–	134

Closing balance	4,174	4,300	9,139	19,736	37,349	6,779	44,128

	Year to 31 December 2015 US$	Year to 31 December 2014 US$
Dividends per share: paid during the year	226.5c	204.5c
Dividends per share: proposed in the announcement of the results for the year	107.5c	119.0c

Year ended 31 December 2014	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	5,141	4,269	12,871	23,605	45,886	7,616	53,502
Total comprehensive income for the year (a)	–	–	(1,689)	6,011	4,322	(370)	3,952
Currency translation arising on Rio Tinto Limited's share capital	(376)	–	–	–	(376)	–	(376)
Dividends	–	–	–	(3,710)	(3,710)	(304)	(4,014)
Companies no longer consolidated	–	–	–	–	–	(18)	(18)
Own shares purchased from Rio Tinto shareholders to satisfy share options	–	–	(129)	(31)	(160)	–	(160)
Change in equity interest held by Rio Tinto	–	–	–	36	36	(29)	7
Treasury shares reissued and other movements	–	19	–	3	22	–	22
Newly consolidated operations	–	–	–	–	–	6	6
Equity issued to holders of non-controlling interests (c)	–	–	–	–	–	1,291	1,291
Employee share options and other IFRS 2 charges to the income statement	–	–	69	196	265	117	382
Closing balance	4,765	4,288	11,122	26,110	46,285	8,309	54,594

Group statement of changes in equity (continued)

(a)

Refer to the Group statement of comprehensive income for further details. Adjustments to other reserves include currency translation attributable to owners of Rio Tinto, other than that arising on Rio Tinto Limited share capital.

(b)	Total amount of US$2,028 million includes own shares purchased from owners of Rio Tinto as part of the share buy-back programme.
(c)	Equity issued to holders of non-controlling interests during 2014 included US$1.2 billion of proceeds from a rights issue to Turquoise Hill Resources in January 2014.

Reconciliation with Australian Accounting Standards

The financial information in this report has been prepared in accordance with IFRS as defined in the accounting policies’ notes in this report, which differs in certain respects from the version of International Financial Reporting Standards that is applicable in Australia, referred to as Australian Accounting Standards (AAS).

Prior to 1 January 2004, the Group's financial statements were prepared in accordance with UK GAAP.  Under IFRS, goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group's UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity.  As a consequence, shareholders' funds under AAS include the residue of such goodwill, which amounted to US$560 million at 31 December 2015 (2014: US$553 million).

Save for the exception described above, the financial information in this report drawn up in accordance with IFRS is consistent with the requirements of AAS.

Consolidated net debt

At 31 December

	2015 US$m	2014 US$m
Analysis of changes in consolidated net debt (a)
Opening balance	(12,495)	(18,055)
Adjustment on currency translation	1,586	1,039
Exchange losses charged to the income statement	(1,630)	(1,070)
Cash movements excluding exchange movements	(1,109)	5,357
Other movements	(135)	234
Closing balance	(13,783)	(12,495)

Total borrowing in balance sheet (b)	(23,063)	(25,075)
Derivatives related to net debt (included in “Other financial assets/liabilities”)	(86)	146
Equity accounted unit funded balances excluded from net debt (c)	-	(11)
Adjusted total borrowings	(23,149)	(24,918)
Cash and cash equivalents	9,366	12,423
Consolidated net debt	(13,783)	(12,495)

(a)

Consolidated net debt is stated net of the impact of certain funding arrangements between equity accounted units and partially owned subsidiaries (equity accounted unit funded balances).  This adjustment is required in order to avoid showing borrowings twice in the net debt disclosure, where funding has been provided to an equity accounted unit by the Group and subsequently on lent by the equity accounted unit to a consolidated Group subsidiary.

(b)

Total borrowings are combined with other current financial liabilities of US$231 million (31 December 2014: US$20 million) and other non-current financial liabilities of US$330 million (31 December 2014: US$124 million) in the balance sheet.

(c)	Equity accounted unit funded balances are defined as amounts owed by partially owned subsidiaries to equity accounted units, where such funding was provided to the equity accounted unit by the Group.

Geographical analysis (by destination)

Years ended 31 December

	2015%	2014%	2015 US$m	2014 US$m
Gross sales revenue by destination (a)
China	41.3	38.2	15,206	19,101
Japan	11.2	15.4	4,119	7,719
Other Asia	14.4	15.8	5,307	7,913
United States of America	15.1	12.9	5,565	6,439
Europe (excluding UK)	8.2	8.8	3,016	4,407
Canada	3.2	2.8	1,167	1,421
Australia	2.6	2.2	968	1,114
United Kingdom	1.0	1.0	341	481
Other	3.0	2.9	1,095	1,446
Gross sales revenue	100.0	100.0	36,784	50,041
Share of equity accounted units' sales			(1,955)	(2,377)
Consolidated sales revenue			34,829	47,664

(a)

Gross sales revenue is used by the Group in monitoring business performance (refer to the financial information by business unit on page 11). Gross sales revenue includes the sales revenue of equity accounted units (after adjusting for sales to subsidiaries) in addition to consolidated sales. Consolidated sales revenue includes subsidiary sales to equity accounted units which are not included in gross sales revenue.

Prima facie tax reconciliation

Years ended 31 December

	2015 US$m	2014 US$m
(Loss)/profit before taxation	(726)	9,552
Deduct: share of profit after tax of equity accounted units	(361)	(625)
Deduct: impairment reversal after tax of investment in equity accounted units (a)	-	(589)
Parent companies’ and subsidiaries’ (loss)/profit before tax	(1,087)	8,338

Prima facie tax (receivable)/payable at UK rate of 20 per cent (2014: 21 per cent)	(217)	1,751
Higher rate of taxation on Australian earnings	506	1,038
Impact of items excluded in arriving at underlying earnings (b):
Impairment charges net of reversals	615	(112)
Gains and losses on disposal and consolidation of businesses	(11)	(85)
Foreign exchange on excluded finance items	481	231
Recognition of deferred tax assets relating to planned divestments	(250)	-
Impact of tax law changes on recognition of deferred tax assets (c)	-	401
Other exclusions	(17)	(35)
Impact of changes in tax rates and laws	(3)	(11)
Other tax rates applicable outside the UK and Australia	(68)	5
Resource depletion and other depreciation allowances	(15)	(121)
Research, development and other investment allowances	(21)	(34)
Recognition of previously unrecognised deferred tax assets	(40)	(106)
Unrecognised current year operating losses	45	73
Other items (d)	(12)	58
Total taxation charge (e)	993	3,053

Prima facie tax reconciliation (continued)

(a)	For the year ended 31 December 2014, the impairment reversal in investments in equity accounted units is net of a tax charge of US$252 million.
(b)	The impact for each item includes the effect of tax rates applicable outside the UK.
(c)	For the year ended 31 December 2014, the remaining Minerals Resource Rent Tax (MRRT) starting base deferred tax asset was derecognised on repeal of the tax in Australia.
(d)	Other items include various adjustments to provisions for taxation of prior periods.
(e)

This tax reconciliation relates to the Group's parent companies, subsidiaries and joint operations. The Group's share of profit of equity accounted units is net of tax charges of US$239 million (31 December 2014: US$404 million).

Acquisitions and Disposals

2015 and 2014 Acquisitions

There were no material acquisitions during the years ended 31 December 2015 and 2014.

2015 Disposals

On 23 April 2015, TRQ completed the block sale of 48.7 million common shares in SouthGobi Resources Ltd and with further divestments has reduced its interest to below 20%.  As at 31 December 2015 TRQ’s interest in SouthGobi Resources Ltd is no longer consolidated as a subsidiary and has been classified as an available for sale investment.

On 17 June 2015, Rio Tinto disposed of its 77.8 per cent interest in Murowa Diamonds and 50 per cent interest in Sengwa Colliery Ltd (Sengwa) to RZ Murowa Holdings Limited.

Rio Tinto completed the sale of ECL to Fives on 9 July 2015 and the sale of Alesa to Groupe Reel on 24 November 2015.

2014 Disposals

During 2014 Rio Tinto completed the sales of: the Clermont Joint Venture to GS Coal; Rio Tinto Coal Mozambique to International Coal Ventures Private Limited; Søral to Hydro Aluminium ASA; and Alucam to the Government of Cameroon.

Events after the balance sheet date

On January 27, 2016 the Group announced it had reached a binding agreement for the sale of its Mount Pleasant thermal coal assets to MACH Energy Australia Pty Ltd for US$224 million plus royalties.

The agreement includes a payment on completion of US$83 million, two unconditional deferred payments of US$58 million each payable 8 and 16 months from completion, a conditional payment of US$25 million, and royalties, payable quarterly at two per cent of Gross FOB Revenue for coal sold from the first 625 million tonnes of Run of Mine coal (equivalent to 474 million tonnes of marketable reserves) when prices exceed US$72.50/tonne. The proceeds of the sale will be used for general corporate purposes.

Except as disclosed above, no significant events were identified after the balance sheet date.

Accounting policies

The financial information included in this report has been prepared in accordance with applicable UK law, applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 14 December 2015, Article 4 of the European Union IAS regulation and with:

–

International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and interpretations issued from time to time by the IFRS Interpretations Committee (IFRS IC) both as adopted by the European Union (EU) and which are mandatory for EU reporting as at 31 December 2015; and

–	International Financial Reporting Standards as issued by the IASB and interpretations issued from time to time by the IFRS IC which are mandatory as at 31 December 2015.

The above accounting standards and interpretations are collectively referred to as ‘IFRS’ in this report. The Group has not early adopted any other amendments, standards or interpretations that have been issued but are not yet mandatory.

The financial information has been prepared on the basis of accounting policies consistent with those applied in the financial statements for the year ended 31 December 2014 except for the implementation of a number of minor amendments issued by the IASB and endorsed by the EU which applied for the first time in 2015. These new pronouncements do not have a significant impact on the accounting policies, methods of computation or presentation applied by the Group and therefore prior period financial information has not been restated.

Summary financial data in Australian dollars,
Sterling and US dollars

2015 A$m	2014 A$m	2015 £m	2014 £m		2015 US$m	2014 US$m

48,878	55,430	24,063	30,367	Gross sales revenue	36,784	50,041

46,281	52,797	22,784	28,925	Consolidated sales revenue	34,829	47,664

(965)	10,581	(475)	5,797	(Loss)/profit before tax from continuing operations	(726)	9,552

(2,284)	7,199	(1,124)	3,944	(Loss)/profit for the year from continuing operations	(1,719)	6,499

(1,151)	7,230	(567)	3,961	Net (loss)/ earnings attributable to Rio Tinto shareholders	(866)	6,527

6,033	10,307	2,970	5,647	Underlying earnings (a)	4,540	9,305

(63.1)c	391.1c	(31.0)p	214.3p	Basic (loss)/ earnings per ordinary share (b)	(47.5)c	353.1c

330.6c	557.6c	162.8p	305.5p	Basic Underlying earnings per ordinary share (a), (b)	248.8c	503.4c

				Dividends per share to Rio Tinto shareholders (c)
297.89c	223.23c	146.90p	122.72p	- paid	226.5c	204.5c
151.89c	152.98c	74.21p	77.98p	- proposed	107.5c	119.0c

6,356	8,621	3,129	4,723	Cash flow before financing activities	4,783	7,783

(18,924)	(15,243)	(9,294)	(8,026)	Net debt	(13,783)	(12,495)

51,280	56,463	25,184	29,729	Equity attributable to Rio Tinto shareholders	37,349	46,285

(a)	Underlying earnings exclude net impairment and other charges of US$5,406 million (31 December 2014: US$2,778 million).
(b)	Basic earnings per ordinary share and basic Underlying earnings per ordinary share do not recognise the dilution resulting from share options on issue.
(c)	Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts.

Metal prices and exchange rates

		2015	2014	Increase/ (decrease)

Metal prices – average for the year
Copper	- US cents/lb	249c	310c	(20%)
Aluminium	- US $/tonne	US$1,661	US$1,867	(11%)
Gold	- US$/troy oz	US$1,160	US$1,266	(8%)

Average exchange rates against the US dollar
Sterling		1.53	1.65	(7%)
Australian dollar		0.75	0.90	(16%)
Canadian dollar		0.78	0.91	(14%)
Euro		1.11	1.33	(17%)
South African rand		0.079	0.092	(14%)

Year end exchange rates against the US dollar
Sterling		1.48	1.56	(5%)
Australian dollar		0.73	0.82	(11%)
Canadian dollar		0.72	0.86	(16%)
Euro		1.09	1.22	(11%)
South African rand		0.064	0.086	(25%)

Reconciliation of Net (losses)/earnings to Underlying earnings

Exclusions from Underlying earnings	Pre-tax 2015 US$m	Taxation 2015 US$m	Non-controlling interests 2015 US$m	Net amount 2015 US$m	Net amount 2014 US$m
Impairment charges net of reversals (a)	(2,791)	(57)	1,046	(1,802)	(138)
Net gains/(losses) on consolidation and disposal of interests in businesses (b)	64	(2)	(14)	48	(349)
Exchange and derivative (losses)/gains:
– Exchange losses on US dollar net debt and intragroup balances (c)	(3,518)	269	(33)	(3,282)	(1,858)
– Losses on currency derivatives not qualifying for hedge accounting (d)	(86)	(1)	(1)	(88)	(22)
– Gains on commodity derivatives not qualifying for hedge accounting (e)	146	(58)	–	88	30
Restructuring costs including global headcount reductions	(344)	86	–	(258)	(82)
Increased closure provision for legacy operations	(262)	29	–	(233)	–
Recognition of deferred tax assets relating to planned divestments	–	250	(16)	234	–
Write off of deferred tax asset following the MRRT repeal	–	–	–	–	(362)
Gain on disposal of the Group's St James's Square properties	–	–	–	–	356
Rio Tinto Kennecott	21	(3)	–	18	–
Simandou and QMM IFRS 2 charge (f)	(11)	–	–	(11)	(116)
Other exclusions (g)	(179)	54	5	(120)	(237)
Total excluded from Underlying earnings	(6,960)	567	987	(5,406)	(2,778)
Net (losses)/earnings	(726)	(993)	853	(866)	6,527
Underlying earnings	6,234	(1,560)	(134)	4,540	9,305

Underlying earnings is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net (losses)/earnings both represent amounts attributable to owners of Rio Tinto. Exclusions from Underlying earnings relating to equity accounted units are stated after tax and included in the column ‘Pre-tax’. Items (a) to (g) below are excluded from Net (losses)/earnings in arriving at Underlying earnings.

(a)

The carrying value of the Simandou project in Guinea has been affected by the current market conditions and uncertainty over infrastructure ownership and funding. As a result, the Group has decided that it would be appropriate to record a pre-tax impairment charge of US$1,655 million to exploration and evaluation intangible assets and a pre-tax impairment charge of US$194 million to property, plant and equipment to fully write-down the long-term assets of the project and a charge of US$7 million in relation to inventories.  A further pre-tax charge of US$183 million has been recognised as a financial liability for contractual arrangements made in relation to the development of the project.  The Group will expense the cost of further studies as incurred.

During the year, the carrying value of Energy Resources of Australia Ltd (ERA) was impaired, following a Rio Tinto Board decision to support ERA’s decision not to progress any future study or development of Ranger 3 Deeps.  The cash inflows from processing low grade stockpile ore are not expected to be sufficient to meet the cost of rehabilitation and therefore the property, plant and equipment and intangible assets of ERA have been fully impaired, resulting in a US$260 million pre-tax charge.

Reconciliation of Net (losses)/earnings to Underlying earnings (continued)

The Roughrider uranium project completed an Order of Magnitude study in late 2015 which provided an updated view of the development concept and geological model.  The cash-generating unit is tested annually for impairment as it contains goodwill.  The impairment test resulted in a pre-tax impairment charge of US$116 million to fully write off goodwill and a pre-tax impairment charge of US$113 million to exploration and evaluation intangible assets, which were capitalised as a result of the Hathor Exploration acquisition in 2012.

Other impairment charges during the year reflect challenging economic conditions at business units reclassified to assets held for sale during the period in the Group’s Aluminium and Copper and Coal product groups.

In 2014 the Group incurred pre-tax impairment charge (net of reversals) of US$1,062 million related to impairment charge at Molybdenum Autoclave Process in the Group’s Copper and Coal product group (US$559 million) and impairment charge net of reversals of US$503 million related to certain Aluminium product group assets.

Rio Tinto also incurred a post-tax impairment reversal of investments in equity accounted units of US$589 million in its Aluminium product group.
(b)

Net gains on disposal and consolidation of interests in businesses in 2015 related mainly to the reduction in shareholding of SouthGobi Resources, the sale of the Group’s interest in Murowa Diamonds and Sengwa Colliery on 17 June 2015 and in the Aluminium product group’s divestment of ECL on 9 July 2015 and Alesa on 24 November 2015.

Net losses on disposal and consolidation of interests in businesses during 2014 related mainly to the disposal of the Clermont Joint Venture on 29 May 2014 and of Rio Tinto Coal Mozambique on 7 October 2014

(c)

Net exchange losses in 2015 comprise post-tax foreign exchange losses of US$1,197 million on US dollar denominated net debt in non-US dollar functional currency companies (on borrowings of approximately US$23.1 billion), and US$2,085 million losses on intragroup balances, as the Australian dollar, Canadian dollar and the Euro all weakened against the US dollar.

(d)

Valuation changes on currency and interest rate derivatives, which are ineligible for hedge accounting, other than those embedded in commercial contracts, and the currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(e)

Valuation changes on commodity derivatives, including those embedded in commercial contracts, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings.

(f)

In 2014, the charge of US$116 million (after non-controlling interests and tax), calculated in accordance with IFRS 2 'Share-based Payment', reflects the discount to an estimate of fair value at which shares are transferrable to the Government of Guinea under the Investment Framework ratified on 26 May 2014.

(g)

Other credits and charges that, individually, or in aggregate, if of similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.

Availability of this report

This report is available on the Rio Tinto website (www.riotinto.com).